EXHIBIT M

                  AMERICAN GREETINGS AND GIBSON GREETINGS ANNOUNCE TERMINATION OF HSR WAITING PERIOD / TENDER OFFER EXTENDED


Cleveland, OH -- March 2, 2000 -- American Greetings (NYSE: AM) and Gibson Greetings (Nasdaq: GIBG) today announced that they have been notified that the waiting period under the Hart-Scott-Rodino Act in connection with American Greetings' acquisition of Gibson Greetings has been terminated. In order to ensure that Gibson shareholders have sufficient time to tender their shares and enable American Greetings to complete a "short form" merger under Delaware law, American Greetings has extended the expiration of the tender offer for all outstanding shares of Gibson Greetings' common stock until 5:00 p.m. Eastern time, Wednesday, March 8, 2000.

The tender offer was scheduled to expire at 5:00 p.m. Eastern time, Thursday, March 2, 2000. As of the close of business on Wednesday, March 1, 2000, a total of 9,195,520 shares of Gibson Greetings common stock had been tendered and not withdrawn.

The information agent for the offer is Corporate Investor Communications, Inc. Questions about the offer may be addressed to them at 877-842-2411.

American Greetings is the world's largest publicly held creator, manufacturer and distributor of greeting cards and social expression products. With headquarters in Cleveland, Ohio, American Greetings employs more than 21,000 associates around the world and has one of the largest creative studios in the world. For more information on American Greetings, visit its site on the World Wide Web at www.americangreetings.com.

Gibson Greetings, Inc., an industry innovator in the greeting card business, is pursuing a strategy of marketing relationship-fostering products that provide strong entertainment value. Gibson distributes more than 24,000 individual relationship communication products (over 5,000 new products last year), including greeting cards, gift wrap, party goods and licensed products. E-mail greetings featuring Gibson content are available through the Egreetings Network (www.egreetings.com), in which Gibson holds a minority equity interest. Gibson cards are also available through the Internet from Sparks.com (www.sparks.com), a leading online provider of greeting cards. For more information on Gibson Greetings, visit its web site at www.gibsongreetings.com.

Contact:
-------

Dale A. Cable                               Jim King
Vice President, Treasurer                   Manager, Investor & Media Relations
American Greetings Corporation              American Greetings Corporation
(216) 252-7300                              (216) 252-4864

Adam Friedman                               James T. Wilson
Adam Friedman Associates                    Chief Financial Officer
(212) 391-7596                              Gibson Greetings, Inc.
adam@adam-friedman.com                      (606) 815-6000


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